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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                           FINET HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317922201
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                                 (CUSIP Number)

                               Mr. Bruce G. Wilcox
                              Cumberland Associates
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 1996
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             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


----------------------------
CUSIP No.    317922201
----------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Cumberland Associates

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                               (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY


----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                     WC, OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)       [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
                     ----------- -----------------------------------------------
                            7      SOLE VOTING POWER

                                   2,350,000

 NUMBER OF SHARES

BENEFICIALLY OWNED   --------- -------------------------------------------------
                            8      SHARED VOTING POWER
BY EACH REPORTING
                                   0
   PERSON WITH       --------- -------------------------------------------------
                            9      SOLE DISPOSITIVE POWER

                                   2,350,000

                      --------- ------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                     2,350,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     PN, IA
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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                  This Amendment No. 3, which is being filed on behalf of
Cumberland Associates, a New York limited partnership, pursuant to Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Finet Holdings Corporation (the "Company"), and amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on February 6, 1995, as amended and supplemented by Amendment No. 1, filed with the Commission on March 21, 1995, and as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T by Amendment No 2, filed with the Commission on November 13, 1995.

Item 3.  Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended by inserting the following text after the last paragraph of such Item:

                  On April 21, 1997, the Company issued directly to Cumberland Partners 1,850,000 shares of Common Stock (the "Issuance") pursuant to the terms of a letter agreement between the Company and Cumberland Associates dated March 5, 1997 (the "Letter Agreement"), a copy of which is attached hereto as Exhibit 10 and incorporated herein by reference, setting forth certain agreements between the parties with respect to a voluntary recapitalization of the Company (the "Recapitalization"). In consideration of the Issuance, Cumberland Associates agreed, in accordance with the terms of the Letter Agreement, to the cancellation of $800,000 in principal amount outstanding in favor of Cumberland Partners under the Convertible Debenture.

                  As additional consideration for the cancellation of the Convertible Debenture, the Company agreed to issue to Cumberland Partners, in accordance with the terms of the Letter Agreement, warrants to acquire approximately 200,000 shares of Common Stock (the "Private Placement Warrants") upon successful completion of a contemplated private placement (the "Private Placement") of up to 4,000,000 shares of Common Stock to be completed by the Company on or before May 15, 1997, as part of the Recapitalization. Due to the contingent nature of this arrangement, and the fact that successful completion of the Private Placement is not within the control of Cumberland Associates or Cumberland Partners, the shares of Common Stock underlying the Private Placement Warrants are not currently included in the number of shares beneficially owned by Cumberland Associates. Cumberland

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Associates intends to amend its Schedule 13D in the event that the Company issues Private Placement Warrants to Cumberland Partners to acquire a number of shares representing one (1) percent or more of the outstanding shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

                  Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

                   (a) Cumberland Associates is the beneficial owner of 2,350,000 shares of Common Stock. Cumberland Associates owns indirectly (through Cumberland Partners) 2,350,000 shares of Common Stock, representing 9.5% of the 24,772,317 issued and outstanding shares of Common Stock.

                   (b) Cumberland Associates has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,350,000 shares of Common Stock.

                   (c) Prior to December 31, 1996, the Company effected a one-for-two reverse split (the "Reverse Split") of its outstanding shares of Common Stock, thereby reducing pro rata the number of shares of Common Stock beneficially owned by Cumberland Associates. After the Reverse Split, Cumberland Associates was the beneficial owner of 3,500,000 shares of Common Stock.

                   On December 31, 1996, the Company and Cumberland Partners entered into a Redemption Agreement, a copy of which is attached hereto as
Exhibit 11 and incorporated herein by reference, whereby the Company agreed to redeem (the "Redemption") 3,000,000 post-split shares of Common Stock held by Cumberland Partners for an aggregate purchase price of $180,000. On the same date, the Company delivered payment to Cumberland Partners in exchange for the release of the shares by Cumberland Partners to the Company. The aggregate consideration represents a purchase price by the Company of $.06 per share of Common Stock. After the Redemption, Cumberland Associates was the beneficial owner of 500,000 shares of Common Stock.

                   On April 21, 1997, the Company issued directly to Cumberland Partners 1,850,000 shares of Common Stock pursuant to the terms of the Letter Agreement. In consideration of the Issuance, Cumberland Associates agreed, in accordance with the terms of the Letter Agreement, to the

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cancellation of $800,000 in principal amount outstanding in favor of Cumberland
Partners under the Convertible Debenture. The aggregate consideration represents a purchase price by Cumberland Partners of $.43 per share of Common Stock. After the Issuance, Cumberland Associates became the beneficial owner of 2,350,000 shares of Common Stock.

                   Other than as set forth in this Item 5(c), Cumberland Associates has effected no transactions in the Common Stock during the last 60 days.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                   Item 6 is hereby amended by inserting the following text after the last paragraph of such Item:

                  Pursuant to the terms of the Letter Agreement described more fully in Item 3 above, the Company issued to Cumberland Partners 1,850,000 shares of Common Stock. Pursuant to the Redemption Agreement described more fully in Item 5 above, the Company redeemed from Cumberland Partners 3,000,000 shares of Common Stock.

Item 7   Material to be Filed as Exhibits

                  Exhibit 10. Letter Agreement, dated March 5, 1997, between Finet Holdings Corporation and Cumberland Associates.

                  Exhibit 11. Redemption Agreement, dated as of December 31, 1996, by and between Finet Holdings Corporation and Cumberland Partners.


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                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 1, 1997


                                                     CUMBERLAND ASSOCIATES


                                                     By: /s/ Bruce G. Wilcox
                                                         Bruce G. Wilcox
                                                         General Partner